Mail Stop 3720

      							February 24, 2006

Mr. Lemoyne T. Zacherl
Chief Financial Officer
Learning Tree International, Inc.
400 North Continental Boulevard
El Segundo, CA 90245

	Re:	Learning Tree International, Inc.
      Form 10-K for Fiscal Year Ended September 30, 2005
		Filed January 13, 2006

      Form 10-Q for Fiscal Quarter Ended December 31, 2005
		File No. 0-27248

Dear Mr. Zacherl:

      We have reviewed your filing and have the following comments.
We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please address the following comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a future revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.









Form 10-K for Fiscal Year Ended September 30, 2005

Consolidated Statement of Stockholders` Equity, page 40

1. Please tell us what the letters in parentheses at the bottom of each column are referencing.

Note 1. Nature Of  The Business And Summary Of Significant
Accounting
Policies
Facilities Leases, page 47

2. In 2004, you recognized a liability of $1.6 million related to the floors in your UK education center that were not being used for classrooms. Please tell us the nature and amount of each component of the liability. Also, tell us why the accrual of each component was appropriate citing the authoritative accounting literature. Your response should also address the appropriateness of accruing a liability related to a temporarily discontinued leased asset. Further, explain in more detail to us how the "amortization of lease loss provisions" resulted in a reduction in rent expense for $1.3 million in 2005.


* * * * *

      Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detail letters greatly facilitate our review.
Please file your response letter via EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

      You may contact Bob Carroll, Staff Accountant, at (202) 551-3362 or Dean Suehiro, Senior Staff Accountant at (202) 551-3384 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

								Sincerely,

								/s/ Kyle Moffatt for

								Larry Spirgel
								Assistant Director
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Mr. Lemoyne Zacherl, Chief Financial Officer
Learning Tree International, Inc.
February 24, 2006
Page 3



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE